Securities and Exchange Commission

                             Washington, D.C. 20549

                                    FORM N-6F

             NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:             East Coast Venture Capital, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                           50 East 42nd Street,
                           New York, New York  10017

Telephone Number (including are code):      212-245-6460

Name and address of agent for service of process:    Zindel Zelmanovitch
                                                     50 East 42nd Street,
                                                     New York, New York  10017

         The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

                                    SIGNATURE

         Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject of sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 30th day of June, 1998.


                                                EAST COAST VENTURE CAPITAL, INC.


                                                By: /s/ ZINDEL ZELMANOVITCH
                                                   -----------------------------
                                                Name:   Zindel Zelmanovitch
                                                Title:  President

Attest: /s/ Jeanette Berney, Secretary
       ----------------------------------
            Jeanette Berney, Secretary